UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on new Investor Relations Executive Manager

—

Rio de Janeiro, August 17, 2023 – Petróleo Brasileiro S.A. – Petrobras informs that its Executive Board has approved the appointment of Mr. Eduardo De Nardi Ros to the position of Investor Relations Executive Manager, effective today.

Eduardo De Nardi holds a degree in Economics from the Federal University of Rio Grande do Sul (UFRGS), with a master's degree in Economics from the University of São Paulo (USP). He joined Petrobras in 2013 and held several managerial positions. Since 2019, he has held the position of Executive Manager of Petrobras' Business Performance area. Eduardo played a leading role in the corporate turnaround that reduced the company's indebtedness in recent years, implementing an agenda of value creation, resilience and capital allocation. He has extensive experience in FP&A and in economic and performance evaluation processes of Petrobras' assets and segments, reporting to Petrobras' Executive Board and Board of Directors. Promoted the deployment of the value-based management system, focusing on critical KPIs, actionable levers and initiatives with value impact.

***

Petrobras thanks Carla Albano for her leadership, dedication and valuable contribution at the head of the Investor Relations Executive Management since April 2019, and wishes her success in her new challenges.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer